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SEC
Mail Processing
Section
FEB 14 2018
Washington DC
416

18000027

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4135 NW Urbandale Drive
(No. and Street)

Urbandale	IA	50322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

11 S. Pfingsten Rd, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC / TM
2018 FEB 14 PM 2:38
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NM RMS

OATH OR AFFIRMATION

I, Brian Aukes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

RHONDA J. SCOTT
COMMISSION # 125328
MY COMMISSION EXPIRES
7/7/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Urbandale, Iowa

Financial Statements

December 31, 2017

Brokers International Financial Services, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Brokers International Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, IL
February 8, 2018

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents:	
Unrestricted	$ 1,210,230
Restricted	25,000
Commissions and concessions receivable	549,749
Other receivable	
net of allowance of $10,805	133,116
Prepaid expenses and other assets	33,100
Leasehold improvements, office furniture and equipment,	
net of accumulated depreciation of $77,332	1,935
Total Assets	$ 1,953,130
Liabilities and Member's Equity	
Liabilities	
Commissions and concessions payable	$ 524,166
Accounts payable	150,508
Accrued compensation	71,120
Due to Parent	25,951
Total Liabilities	771,745
Member's Equity	
Capital contributions	4,975,143
Accumulated deficit	(3,793,758)
Total Member's Equity	1,181,385
Total Liabilities and Member's Equity	$ 1,953,130

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2017

Revenues	
Commissions	$ 2,825,125
Investment advisory income	4,032,514
Mutual funds and 12b-1 fees	2,227,223
Interest Income	74
Other	311,069
Total revenues	9,396,005
Expenses	
Commissions	7,145,480
Employee compensation and benefits	1,312,082
Licensing, registration and education	64,750
Occupancy and equipment expense	47,242
Legal and professional	19,210
General and administrative	309,190
Total expenses	8,897,954
Net Income	$ 498,051

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2017

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2017	$ 4,975,143	$ (4,291,809)	$ 683,334
Net Income	-	498,051	498,051
Balance at December 31, 2017	$ 4,975,143	$ (3,793,758)	$ 1,181,385

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2017

Cash Flows from Operating Activities		
Net Income	$	498,051
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,520
Changes in assets and liabilities:		
Commissions and concessions receivable		(138,420)
Other receivable		(61,329)
Prepaid expenses and other assets		7,139
Commissions and concessions payable		113,332
Accounts payable		43,828
Accrued compensation		33,704
Due to Parent		12,211
Net cash provided by operating activities		511,036
Net Increase in Unrestricted Cash and Cash Equivalents		511,036
Unrestricted Cash and Cash Equivalents at Beginning of Year		699,194
Unrestricted Cash and Cash Equivalents at End of Year	$	1,210,230

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC, TD Ameritrade and Charles Schwab to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Revenue Recognition

The Company earns commissions and fees that are generated through upfront commissions, trails and/or 12b-1 fees or other nonrelated selling agreements. These types of revenues and clearing expenses are recorded on a trade-date basis as the securities transactions occur. Investment advisory fee revenue is recognized in the month they are earned.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers liquid investments with original maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2017.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent in accordance with its cost sharing agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Accounts Receivable

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes. Therefore, taxes are the responsibility of the Parent.

The Company follows the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company has not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2013.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2017, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		.83:1
Net capital	$	922,502
Excess net capital	$	871,052

Litigation

From time to time, the Company is involved in litigation arising out of the normal course of business. The Company is not party to any material litigations.

3. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $26,670 in 2017.

4. RELATED PARTY TRANSACTIONS

The Company's lease agreement with its Parent is $3,088 per month under a seven year lease that will expire December 1, 2023. Rent expense of $37,050 was paid during the year, which is included in the Occupancy and equipment expense in the statement of operations. Future minimum lease payments under the non-cancelable operating lease at December 31, 2017 are as follows:

Year Ending December 31		
2018	$	37,050
2019		37,050
2020		37,050
2021		37,050
2022		37,050
2023		33,963
	$	219,213

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2017 were $7,800, which is included in Occupancy and equipment expense in the statement of operations.

The Company had receivables from its Parent of $1,280 as of December 31, 2017, which is included in Accounts receivable in the statement of financial condition. The Company also had payables to its Parent of $25,951 as of December 31, 2017, which is presented as in Due to Parent in the statement of financial condition.

5. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $102,262 for 2017.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2017

Net Capital:	
Total member's equity	$ 1,181,385
Deductions:	
Non-allowable commission and concession receivables	(86,189)
Non-allowable unrestricted cash	(4,543)
Accounts receivable	(133,116)
Prepaid expenses and other assets	(33,100)
Leasehold improvements, office furniture and equipment, net	(1,935)
	(258,883)
Net Capital	$ 922,502
Aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 771,746
Computation of basic net capital requirement:	
Minimum net capital required	$ 51,450
(The greater of $5,000 or 6 2/3% of Aggregated Indebtedness of $771,746)	
Excess net capital	$ 871,052
Ratio of aggregate indebtedness to net capital	.83 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule II

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 Schedule III

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 8, 2018

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2017

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)(the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception.

Brokers International Financial Services, LLC

I, Brian Aukes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President